April 8, 2015

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Eastside Distilling, Inc.

Registration Statement on Form S-1

Filed February 11, 2015

File No. 333-202033

Dear Ms. Parker:

On behalf of our client, Eastside Distilling, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2015 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated March 10, 2015 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments numbered 1-9 and 17 from the Comment Letter in their entirety.

Please be advised that based on a March 31, 2015 telephone conversation with Sharon Virga, Staff Accountant, it was determined and agreed that since the acquisition with Eastside Distilling LLC and the spin-off of the operations of MWW are both reflected in the Company’s audited financial statements for the year ended December 31, 2014—pro forma financial statements are not required. As such, there are no separate responses to comments 10-16 related to the Unaudited Pro Forma Condensed Consolidated Financial Statements contained in the Registration Statement filed on February 11, 2015. And specifically, with respect to Comment 14 (as also discussed with Ms. Virga in the March 31, 2015 call), for the ten months ended October 31, 2014, during which the Company was a limited liability company (the “LLC”), the LLC incurred a net loss and the book and tax provision would be nil, and in 2013, the LLC had book income of approximately $87,000 for which a proforma tax provision would be less than $25,000, an amount that is not deemed material.

11900 W. Olympic Blvd., Suite 770, Los Angeles, CA 90064

Phone 310.982.2720 | Fax 310.982.2719

Email info@indegliacarney.com | www.indegliacarney.com

Larry Spirgel

Assistant Director

Securities and Exchange Commission

April 8, 2015

General

1.	Please update your audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2014. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response: The Company’s audited financial statements for the fiscal year ended December 31, 2104 are included I the Amendment.

Prospectus cover page

2.	Please disclose that 1,000,000 of the shares being offered are issuable upon the exercise of options. Disclose the exercise price and duration of the options.

Response: In response to the Staff’s comment, the requested disclosure is included in the Amendment.

Prospectus Summary, page 1

3.	Please revise your summary to provide an expanded discussion of your current business following the reverse merger and spin-off of the company’s prior business. Provide an appropriate subheading for this disclosure.

Response: In response to the Staffs comment, expanded disclosure has been included in the Summary section describing the Company's current business following the reverse merger and spin-off under the subheading "Our Business Following the Acquisition of Eastside Distilling LLC and Spin-Off of MWW ."

Risk Factors, page 4

4.	It appears that you are still an emerging growth company pursuant to the Jumpstart Our Business Startups Act of 2012. Please add a risk factor discussing the impact that this status and the decreased disclosure requirements for such companies could have on the market for your stock.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

We depend on our independent wholesale distributors to distribute our products…page 5

5.	We note that you currently distribute your products in five states. Therefore, please revise this risk factor and following risk factor to identify which of these five states are “control states.”

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

April 8, 2015

We may require additional capital, page 4

6.	You state that you may require additional capital, without which your operations and growth may be limited. In your liquidity discussion on page 39 you state that you will require a minimum of $5 million to expand and market your business. Please quantify and clarify your need for additional capital.

Response: Please be advised that the Company has adjusted its capital needs requirement to $3.5 million. The Company has quantified and clarified its need for this additional capital in the Amendment.

Our officers and directors collectively own a substantial portion….page 9

7.	Please revise to clarify that two persons hold 55% of the outstanding shares.

Response: In response to the Staff’s comment, the requested clarification has been included in the Amendment.

Selling Shareholders, page 12

8.	You state here that you have 45,512,500 shares outstanding, although you state elsewhere in the filing that you have 40 million shares outstanding. Please revise to reconcile these disclosures.

Response: The disclosure in the Amendment clarifies that the registrant had 40 million shares outstanding upon consummation of the merger agreement on October 31, 2014.

Eastside Distilling LLC – Liquidity and Capital Resources, page 39

9.	We note the disclosure that Eurocan Holdings Ltd. loaned Eastside $150,000 roughly six months before the acquisition of Eastside by Eurocan. Please disclose the business circumstances under which this loan was made and any preexisting relationships between the two companies prior to the consummation of the acquisition. File the loan agreement as an exhibit.

Response: At the time of the loan, there was a letter of intent between Eurocan and Eastside related to the acquisition. The loan was made as a bridge loan in anticipation of the acquisition. Disclosure detailing this relationship is included in the Amendment. Please be advised that the note evidencing the subject loan was filed as Exhibit 10.2 to the registrant’s quarterly report for the period ended June 30, 2014 and is incorporated into the Registration Statement by reference as Exhibit 4.2. An appropriate notation has been included in the Exhibit index.

Larry Spirgel

Assistant Director

Securities and Exchange Commission

April 8, 2015

Recent Sales of Unregistered Securities, page II-4

17.	Please file as an exhibit the agreement pursuant to which you issued the option to purchase 1,000,000 common shares.

Response: In response to the Staff’s comment, please be advised that this agreement was filed as Exhibit 10.11 to the registrants annual report on Form 10-K for the year ended December 31, 2014 and is incorporated into the Registration Statement by reference as Exhibit 10.11. An appropriate notation has been included in the Exhibit index.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Gregory R. Carney

Gregory R. Carney

Enclosure

cc:	Eastside Distilling, Inc.